UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 77) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,354,726
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,354,726
	10.	Shared Dispositive Power 32,348,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,702,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,698,191
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,698,191
	10.	Shared Dispositive Power 32,348,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,046,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,698,191
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,698,191
	10.	Shared Dispositive Power 32,348,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,046,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,046,414
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,698,191
	10.	Shared Dispositive Power 32,348,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,046,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.9% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

This Amendment No. 77 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

The Reporting Persons are filing this Amendment to report a distribution by Partners of Holdings Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, SPE I, SPE Master I, RBS, ESL and Edward S. Lampert, by furnishing the information set forth below. Partners, SPE I, SPE Master I, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities and other financial instruments for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I. ESL is the general partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also a limited partner of RBS. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 2(f) is hereby amended and restated in its entirety as follows:

“(f) Partners, SPE I, SPE Master I, RBS and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Pursuant to that certain Final Order Establishing Notification Procedures and Approving Restrictions on Certain Transfers of Interests in, and Claims Against, the Debtors and Claiming Certain Worthless Stock Deductions, entered by the Bankruptcy Court on November 16, 2018, Docket No. 795, In re Sears Holdings Corporation, Ch. 11 Case No. 18-23538 (RDD), Bankr. S.D.N.Y. (the “NOL Order”), certain restrictions, notification requirements, and/or other procedures apply to trading and transfers of interests in, and claims against, the “Debtors” (as defined in the NOL Order), including Holdings, and all claims of worthless stock deductions with respect to interests in the Debtors held by certain “Substantial Securityholders” (as defined in the NOL Order). Under the terms of the NOL Order, among other things, the convertibility into shares of Holdings Common Stock of any and all Warrants, Senior Unsecured Convertible PIK Toggle Notes, Senior Secured Convertible PIK Toggle Notes and/or Second Lien Term Loans held by or attributable under U.S. tax law to Partners or Mr. Lampert, as applicable, is subject to and requires the approval of the Debtors or the Bankruptcy Court. As a result of this material contingency on convertibility under the NOL Order, none of the Reporting Persons should be deemed to have beneficial ownership of any shares of Holdings Common Stock with respect to the Warrants, the Senior Unsecured Convertible PIK Toggle Notes, the Senior Secured Convertible PIK Toggle Notes and/or the Second Lien Term Loans held by Partners, Mr. Lampert and/or any of their affiliates, as applicable.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of May 14, 2019, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	48,702,949	(1)	44.6	% (2)	16,354,726		0	16,354,726		32,348,223	(1)
SPE I Partners, LP	150,124		0.1	% (2)	150,124		0	150,124		0
SPE Master I, LP	193,341		0.2	% (2)	193,341		0	193,341		0
RBS Partners, L.P.	49,046,414	(1)(3)	44.9	% (2)	16,698,191	(3)	0	16,698,191	(3)	32,348,223	(1)
ESL Investments, Inc.	49,046,414	(1)(3)	44.9	% (2)	16,698,191	(3)	0	16,698,191	(3)	32,348,223	(1)
Edward S. Lampert	49,046,414	(1)(3)	44.9	% (2)	49,046,414	(1)(3)	0	16,698,191	(3)	32,348,223	(1)

(1)

This number includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This is based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

(3)

This number includes 16,354,726 shares of Holdings Common Stock held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Following the NOL Order, both JPP II, LLC and JPP, LLC ceased to beneficially own any shares of Holdings Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed with the Securities and Exchange Commission on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.62 to the Amendment to Schedule 13D filed on March 23, 2018).

99.63	Fourth Amendment to Letter of Credit and Reimbursement Agreement, dated as of December 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.79 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.64	Fifth Amendment to Letter of Credit and Reimbursement Agreement, dated as of February 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.64 to the Amendment to Schedule 13D filed on April 23, 2018).

99.65	Sixth Amendment to Letter of Credit and Reimbursement Agreement, dated as of April 20, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC, Crescent 1, L.P., Canary SC Fund, L.P., CYR Fund, L.P. and CMH VI, L.P., as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.65 to the Amendment to Schedule 13D filed on April 23, 2018).

99.66	Letter from ESL Investments, Inc. to the Board of Directors of Sears Holdings Corporation, dated April 20, 2018 (incorporated herein by reference to Exhibit 99.66 to the Amendment to Schedule 13D filed on April 23, 2018).

99.67	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated May 25, 2018 (incorporated herein by reference to Exhibit 99.67 to the Amendment to Schedule 13D filed on May 29, 2018).

99.68	Third Amended and Restated Loan Agreement, dated as of June 4, 2018, among Sears Holdings Corporation, as guarantor, the subsidiaries of Sears Holdings Corporation party thereto as borrower, JPP, LLC, as agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2018).

99.69	Fifth Amendment to Mezzanine Loan Agreement, dated as of June 29, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.70	Fifth Amendment to Second Lien Credit Agreement, dated as of July 5, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the other guarantors listed on the signature page thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.71	Sixth Amendment to Mezzanine Loan Agreement, dated as of July 25, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.71 to the Amendment to Schedule 13D filed on August 14, 2018).

99.72	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated August 14, 2018 (incorporated herein by reference to Exhibit 99.72 to the Amendment to Schedule 13D filed on August 14, 2018).

99.73	First Amendment to Third Amended and Restated Loan Agreement, dated as of September 12, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2018).

99.74	Proposal, dated as of September 23, 2018, by ESL to the Board of Holdings (incorporated herein by reference to Exhibit 99.74 to the Amendment to Schedule 13D filed on September 24, 2018).

99.75	Debtors’ Motion for Authority, filed with the Bankruptcy Court on October 15, 2018 (incorporated herein by reference to Exhibit 99.75 to the Amendment to Schedule 13D filed on October 17, 2018).

99.76	Credit Agreement, dated as of March 14, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, UBS AG, Stamford Branch, LLC, as administrative agent, and UBS Securities LLC, as lead arranger and bookrunner (incorporated herein by reference to Exhibit 10.91 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.77	First Amendment to Credit Agreement, dated as of April 20, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.4 to Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed with the Securities and Exchange Commission on May 31, 2018).

99.78	Second Amendment to Credit Agreement, dated as of June 29, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.79	Third Amendment to Credit Agreement, dated as of August 31, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2018).

99.80	Fourth Amendment to Credit Agreement, dated as of November 13, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.80 to the Amendment to Schedule 13D filed on November 16, 2018).

99.81	Letter from ESL Investments, Inc. to Lazard Frères & Co. LLC, dated December 5, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 [Docket No. 862] (incorporated herein by reference to Exhibit 99.81 to the Amendment to Schedule 13D filed on January 2, 2019).

99.82	Letter from Transform Holdco LLC to Lazard Frères & Co. LLC, dated December 28, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 [Docket No. 862] and the Global Bidding Procedures Order entered on November 19, 2018 [Docket No. 816] (incorporated herein by reference to Exhibit 99.82 to the Amendment to Schedule 13D filed on January 2, 2019).

99.83	Letter from ESL Investments, Inc. to JLL, dated December 28, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on December 6, 2018 [Docket No. 1081] as Ex. A to Ex. B (incorporated herein by reference to Exhibit 99.83 to the Amendment to Schedule 13D filed on January 2, 2019).

99.84	Letter from Edward S. Lampert to the Chief Human Resources Officer of Sears Holdings Corporation, dated December 27, 2018 (incorporated herein by reference to Exhibit 99.84 to the Amendment to Schedule 13D filed on January 2, 2019).

99.85	Letter from Transform Holdco LLC to Lazard Frères & Co. LLC, dated January 9, 2019, in accordance with the oral rulings of the United States Bankruptcy Court for the Southern District of New York on January 8, 2019 in connection with the cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) (incorporated herein by reference to Exhibit 99.85 to the Amendment to Schedule 13D filed on January 10, 2019).

99.86	Asset Purchase Agreement, dated as of January 17, 2019, by and among Transform Holdco, LLC, Sears Holdings Corporation and its Subsidiaries party thereto (incorporated herein by reference to Exhibit 99.86 to the Amendment to Schedule 13D filed on January 18, 2019).

99.87	Amendment No. 1 to Asset Purchase Agreement, dated as of February 11, 2019, by and among Transform Holdco, LLC, Sears Holdings Corporation and its Subsidiaries party thereto (incorporated herein by reference to Exhibit 99.87 to the Amendment to Schedule 13D filed on February 12, 2019).

99.88	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. The director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert K. Breyer	Chief Compliance Officer	United States
Harold R. Talisman	Chief Financial Officer	United States
Kunal S. Kamlani	President	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution of Shares of Holdings Common Stock to Redeeming Limited Partners	3,837,788	$0